Exhibit 5.2

CONRAD C. LYSIAK
 Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99204
(509) 624-1478
FAX (509) 747-1770

June 17, 2002

Securities and Exchange Commission
450 Fifth Avenue N.W.
Washington, D. C. 20549

RE: VMH VIDEOMOVIEHOUSE.COM INC.

Ladies/Gentlemen:

Please be advised that, I have reached the following conclusions regarding the above offering:

1. VMH Videomoviehouse.com Inc. (the "Company") is a duly and legally organized and existing British Columbia corporation, with its registered office located in Abbotsford, British Columbia and its principal place of business located in Abbotsford, British Columbia, Canada. The Articles of Incorporation and corporate registration fees were submitted to the British Columbia Secretary of State's office and filed with the office on August 24, 1989. The Company's existence and form is valid and legal pursuant to the representation above.

2. The Company is a fully and duly incorporated British Columbia corporate entity. The Company has one class of common stock at this time. Neither the Articles of Incorporation and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company's common shares of stock. The Common Stock previously issued by the Company is in legal form and in compliance with the laws of the Province of British Columbia, and when such stock was issued it was fully paid for and non-assessable. The common stock to be issued under this Form SB-2 Registration Statement is likewise legal under the laws of the Province of British Columbia.

3. To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. I know of no disputes involving the Company and the Company has no claim, actions or inquires from any federal, state or other government agency, other than as set forth in the registration statement. I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

Securities and Exchange Commission
RE: VMH Videomoviehouse.com, Inc.
June 17, 2002

4. The Company's outstanding shares are all common shares. There are no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company.

5. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

6. By director's resolution, the Company has authorized the issuance of up to 14,400,000 shares of Common Stock in this offering.

7. The Company's Articles of Incorporation presently provide the authority to the Company to issue 200,000,000 shares of Common Stock, no par value. Therefore, the Board of Directors' Resolution which authorized the issuance of up to 14,400,000 shares of Common Stock, is within the authority of the Company's directors and the shares, when issued, will be validly issued, fully paid and non-assessable.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak